Exhibit 99.2

E-mail from James Park

Proposed Stock Option Exchange Program

Hi Everyone,

We have been actively exploring ways to address employee stock option grants that are “underwater,” meaning the exercise price is currently higher than our share price. We recognize stock option grants are important incentives and we want to ensure you have the opportunity to realize these benefits in the way they were intended.

We have submitted a stockholder proposal to approve a voluntary stock option exchange program that would allow eligible employees to exchange, at a two for one ratio, underwater stock options for restricted stock units. For example, if you tender 10,000 shares subject to an eligible option, you will be granted 5,000 RSUs.

Stockholders will vote on the exchange program at our annual stockholders’ meeting on May 25th, 2017. Until stockholders vote on the program and a date is set to begin the exchange, there is no action needed by you. Once a date is set to begin the exchange, eligible employees will receive detailed information so you will have everything you need to make a decision that’s right for you. After the exchange begins, you will have 20 business days to decide whether to participate. In the meantime, you can review the attached information and frequently asked questions about the program. I’ll update you again following our annual stockholders’ meeting on May 25th.

Thank you for all your hard work and effort. We hope to continue to work to ensure that your valuable contributions to the company are recognized and rewarded.

James

The option exchange described in this letter has not yet commenced. Fitbit, Inc., or Fitbit, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Eligible employees of Fitbit should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.
 In connection with the proposal to be voted on by Fitbit’s stockholders with respect the option exchange discussed in this letter, Fitbit has filed a definitive proxy statement with the SEC. Fitbit stockholders are urged to read the definitive proxy statement before making any voting decision regarding the option exchange, because they will contain important information about the proposal to be voted on by stockholders referenced in this letter.
 Fitbit stockholders and option holders will be able to obtain the written materials described above and other documents filed by Fitbit with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Fitbit with the SEC by directing a written request to: Fitbit, Inc., 405 Howard Street, Suite 550, San Francisco, California 94105, Attention: Investor Relations.